UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Navios Maritime Partners L.P.

(Name of Issuer)

Common Units, representing limited partner interests

(Title of Class of Securities)

Y62267409

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,721,081 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,721,081 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,721,081 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,172,800 Common Units in aggregate owned indirectly through three other entities affiliated with her.

(2)	Based on 30,184,388 Common Units of the Issuer outstanding as of January 9, 2024, based on information provided by the Issuer.

CUSIP No. Y62267409

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,183,199
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,183,199
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,183,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 30,184,388 Common Units of the Issuer outstanding as of January 9, 2024, based on information provided by the Issuer.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Angeliki Frangou on October 26, 2021 (the “Original Schedule 13D”), relating to the common units (“Common Units”) of Navios Maritime Partners L.P. (the “Issuer”). The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 1 is being filed in part to add N Shipmanagement Acquisition Corp. as a Reporting Person in connection with the partial prepayment and satisfaction of a debenture as described below under Item 3.

Item 2. Identity and Background.

Item 2 is hereby amended to include the following:

N Shipmanagement Acquisition Corp. (“NSAC”) is a corporation organized under the laws of the Republic of the Marshall Islands, with its office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH 96960, Marshall Islands and is affiliated with Ms Frangou..

The name, principal occupation, principal business address and citizenship of each director and executive officer of N Shipmanagement Acquisition Corp. is as set forth on Schedule A and is incorporated herein by reference.

In the past five years, none of N Shipmanagement Acquisition Corp. or, to the knowledge of any Reporting Person, any person listed on Schedule A, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the following:

On January 9, 2024, pursuant to a letter agreement (the “Letter Agreement”) among Navios Maritime Holdings Inc. (“Navios Holdings”), Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Holdings and another wholly-owned subsidiary of Navios Holdings, on the one hand, and N Shipmanagement Acquisition Corp., on the other hand, Navios Holdings, Alpha Merit and such other relevant subsidiary transferred the 3,183,199 Common Units in aggregate owned by them to N Shipmanagement Acquisition Corp. in partial prepayment and satisfaction of an $81,139,743.00 portion of the principal amount of a debenture issued by Navios Holdings. As a result of this transaction, Navios Holdings, Alpha Merit and such other relevant subsidiary ceased to beneficially own any Common Units as of January 9, 2024.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to incorporate by reference the information set forth in Item 3 of this Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5(a), (b) and (c) to the Schedule 13D as set forth below:

(a) (b)

As of January 9, 2024, Ms. Frangou beneficially owned a total of 4,721,081 Common Units, or approximately 15.6% of the outstanding Common Units based on 30,184,388 Common Units of the Issuer outstanding as of January 9, 2024, based on information provided by the Issuer. The number of Common Units beneficially owned by Ms. Frangou includes 3,183,199 Common Units owned indirectly through N Shipmanagement Acquisition Corp., an entity affiliated with her, as well as 1,172,800 Common Units in aggregate owned indirectly through three other entities affiliated with her.

The information set forth in Item 3 of this Amendment No. 1 is also incorporated herein by reference. The Reporting Persons disclaim membership in a group with Navios Holdings and/or Alpha Merit.

(c)

The information set forth in Item 3 of this Amendment No. 1 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented to include the following:

Pledge Agreements

On March 29, 2018, in connection with a facilities agreement (the “Facilities Agreement”) between Amadeus Maritime S.A., which is wholly owned by Ms. Frangou (“Amadeus”), as borrower, and Piraeus Bank S.A. (as lender), (1) Amadeus entered into a pledge agreement, dated March 29, 2018, pledging and granting a securities interest, amongst others, in 12,772 Common Units and (2) Ms. Frangou (as guarantor under the Facilities Agreement) entered into a pledge agreement, dated March 29, 2018, pledging and granting a security interest in 366,776 Common Units. Amadeus and Ms. Frangou, as applicable, retain all voting rights and are entitled to receive all cash dividends with respect to the Pledged Shares. The pledge agreements contain default and similar provisions that are standard for such agreements.

Schedule A

N Shipmanagement Acquisition Corp. Directors and Executive Officers

The business address for each director and executive officer of N Shipmanagement Acquisition Corp. is 85 Akti Miaouli Street, Piraeus, Greece 185 38.

Name	Principal Occupation	Citizenship
Directors and officers
Brigido Navarro	Director/ President	Panamanian
Angeliki Tsakanika	Treasurer	Canadian
Sofia Tavla	Secretary	Greek

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

/s/ Angeliki Frangou
Angeliki Frangou

N Shipmanagement Acquisition Corp.

By:	/s/ Sofia Tavla
Name: Sofia Tavla
Title: Secretary